# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Janus Detroit Street Trust, CIK 0001500604
CUSIP: 47103U845
Title of class of securities: Exchange Traded Fund
Address of issuer's principal executive offices: 151 DETROIT STREET, DENVER, Colorado (CO), 80206
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000092230

## Reporting persons
- TRUIST FINANCIAL CORP: type of reporting person: parent holding company or control person (HC), bank (BK), investment adviser (IA); citizenship or place of organization: North Carolina (NC); sole voting power 2,027,927; shared voting power 0; sole dispositive power 2,030,970; shared dispositive power 0; aggregate amount beneficially owned 2,030,970 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Janus Detroit Street Trust
Address of issuer's principal executive offices: 151 DETROIT STREET, DENVER, COLORADO, 80206.

## Item 2. Person Filing
Name of person filing:
Truist Financial Corporation as Parent Holding Company for
Truist Advisory Services, Inc. an affiliated Registered Investment advisor and Truist Bank in various fiduciary capacities
Address of principal business office or, if none, residence:
214 North Tryon Street
Charlotte, NC 28202
Citizenship:
Truist Financial Corporation is a North Carolina Corporation;
Truist Advisory Services, Inc. is a Delaware Corporation;
Truist Bank is a North Carolina Banking Association.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,030,970
Percent of class: 6.4%
Sole power to vote or to direct the vote: 2027927
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,030,970
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TRUIST FINANCIAL CORP: Edward M. Kwiatkowski, Vice President (10/31/2024)